FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 31, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – Brasil Foods S.A.

CNPJ-MF 01.838.723/0001-27

A Publicly Traded Company with Authorized Capital

ANNOUNCEMENT TO THE MARKET

Pursuant to CVM Instruction 358 of January 3 2002 and Paragraph 4 of Article 157 of Law 6.404/76,  BRF – Brasil Foods announces that discussions are underway with Dah Chong Hong, Limited, for the establishment of a joint venture with the purpose of accessing the distribution network that DCH has in the Hong Kong, Macau and Mainland China markets, as well as further accessing local processing capacity to develop and to produce Sadia branded products to penetrate in the retail and food service channels.

Dah Chong Hong, Limited, incorporated in 1949, is a wholly owned subsidiary of Dah Chong Hong Holdings Limited (DCH), which is a business conglomerate listed on the Hong Kong Stock Exchange since 2007 (01828.HK). The core businesses of DCH include Motor & Motor-related Business, Food and Consumer Business, and Logistics Business with a structure for the distribution of chilled and frozen products. Its operations encompass the markets of Hong Kong, Macau and Mainland China, seeking excellence in product delivery and service rendering. DCH is currently controlled by CITIC Pacific Limited (a public company listed on the Hong Kong Stock Exchange and owned as to approximately 57.5% by a state-owned enterprise incorporated in the People’s Republic of China).

The signed letter of intent is preliminary. BRF will make an appropriate and immediate announcement to the market of any concrete fact resulting from the above discussions.

São Paulo, May 31, 2011.

Leopoldo Viriato Saboya

Chief Financial, Administration and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 31, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director